Exhibit 99.1
RESTIS FAMILY INCREASES ITS SUPPORT OF SEANERGY MARITIME AND
PURCHASES ADDITIONAL SHARES OF COMMON STOCK
July 17, 2008 — Athens Greece – Seanergy Maritime Corp. (“Seanergy”) (AMEX: Common Stock – SRG; Units – SRG. U; Warrants – SRG.W) has announced that it has been advised by affiliates of the Restis family that an entity under their control has purchased an aggregate of 2,896,171 shares of Seanergy Maritime Corp. from three separate stockholders of the Company. As a result, Restis affiliates beneficially own an aggregate of 6,259,171 shares of Seanergy common stock, reflecting 21.9% of Seanergy’s currently outstanding common stock, which amount excludes 2,750,000 shares with respect to which the affiliates of the Restis family have shared voting power but do not have dispositive power.
Dale Ploughman, Seanergy’s CEO, stated: “We are very pleased with the increased support from the affiliates of the Restis family. This demonstrates tangibly our positive outlook on the fundamentals of the dry bulk sector and on Seanergy’s prospects once it becomes an operating company following shareholder approval and completion of the proposed transaction.”
Seanergy Maritime Corp. previously announced that pursuant to an Agreement dated May 20, 2008, Seanergy Merger Corp., the wholly owned subsidiary of the Company, has agreed to acquire six dry bulk vessels from affiliates of the Restis family (including a newly built vessel and a vessel under construction).
About Seanergy Maritime Corp.
Seanergy Maritime Corp. is a Business Combination Company™, or BCC™. A BCC™ is a blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition or other similar business combination, an unidentified operating business.
For Further Information please contact:
Seanergy Maritime Corp.
Alexis Komninos
Chief Financial Officer
33 Stadiou Str
Athens 105 59, Greece
Tel: 30 210 3726200
Facsimile: +30-210 3218847
E-mail: kalexis@komninos.gr

Investor Relations / Media:
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: seanergy@capitallink.com
Forward-Looking Statement
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forwardlooking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of SEC and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Additional Information
In connection with the proposed transaction and required shareholder approval, Seanergy will file with the SEC a proxy statement that will be mailed to the shareholders of Seanergy. Seanergy’s shareholders are urged to read the proxy statement and other relevant materials when they become available as they will contain important information about the transaction and related matters. Shareholders will be able to obtain a copy of the definitive proxy statement, without charge, by directing a request to: Seanergy Maritime Corp., Alexios Komninos, Chief Financial Officer, 33 Stadiou Str., Athens 105 59, Greece. Once filed, investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.
Seanergy and its officers and directors may be deemed to be participating in the solicitation of proxies from the Seanergy shareholders in favor of the approval of the proposed transaction. Information concerning Seanergy’s directors and officers is set forth in the publicly filed documents of Seanergy. Shareholders may obtain more detailed information regarding the direct and indirect interests of Seanergy and its directors and executive officers in the transaction and related financing by reading the proxy statement regarding the proposed acquisition, which will be filed with the SEC.

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